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LINDEMANS
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14 November 2003

03037828

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

SUPPL

Dear Sir/Madam

NOTICE OF DIRECTOR'S INTERESTS

Pursuant to Listing Rule 3.19A.2 and Sections 205G(1)(a) and 205G(4) of the Corporations Act, enclosed please find an Appendix 3Y - Notice of Change in a Director's Interests for Mr S Gerlach.

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

dw 12/4

Encl.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Southcorp Limited
ABN	80 007 722 643

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Charles BALLARD
Date of last notice	22 October 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Glenn Bates Consulting Pty Ltd acquired 40,000 SRP shares on-market on 11/11/03 as trustee for the Bates Ballard Superannuation Fund.
Date of change	11 November 2003
No. of securities held prior to change	150,000 ordinary shares (held indirectly) and options to acquire 2,000,000 ordinary shares (held personally).
Class	Ordinary shares
Number acquired	40,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.83 per share
No. of securities held after change	190,000 ordinary shares (held indirectly) and options to acquire 2,000,000 ordinary shares (held personally).

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.